UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated May 12, 2014
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into
English)
Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

SIBANYE GOLD LIMITED
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
Share Code: SGL
ISIN Code: ZAE000173951
Issuer Code: SGL
(“Sibanye Gold” or “the Company”)
SIBANYE GOLD ANNOUNCES THE CLOSING OF THE ACQUISITION OF GOLD ONE
INTERNATIONAL LIMITED’S (“GOLD ONE”) WEST RAND OPERATIONS (“COOKE
OPERATIONS”)
Sibanye Gold is pleased to announce that all conditions precedent to the acquisition of Gold One’s 74% shareholding in, and the Gold One Group claims against,
Newshelf 1114 Proprietary Limited (“Newshelf”) (the “Proposed Transaction”) have been fulfilled. The Proposed Transaction was accordingly declared unconditional today and is expected to be implemented on or about 20 May 2014 (“the Delivery
Date”).
Newshelf holds a 100% shareholding in Rand Uranium Proprietary Limited and
Ezulwini Mining Company Proprietary Limited, the activities of which companies include the Cooke underground and surface operations. Sibanye Gold assumed interim management control of the Cooke Operations from 1 March 2014.
On the Delivery Date, Sibanye Gold will issue 156 894 754 new Sibanye Gold ordinary shares, which represents 17% of Sibanye Gold’s issued share capital, on a fully diluted basis as consideration to Gold One.
In terms of the Proposed Transaction the board of directors of Sibanye Gold ("the board") welcomes the appointment of the following members to the board with effect from the Delivery Date:
·   Robert T.L Chan
·   Christopher Chadwick
12 May 2014
Corporate advisor
Sponsor
South African Legal
Advisor
Qinisele Resources (Pty)
Limited
J.P. Morgan Equities
South Africa (Pty) Ltd
Edward Nathan
Sonnenbergs
US Legal Counsel
Linklaters LLP

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: May 12, 2014
By:            /s/ Charl Keyter
Name:       Charl Keyter
Title:         Chief Financial Officer